UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                    SCHEDULE 13G

                                    Under the Securities Exchange Act of 1934


                              Issuer-Lynch Interactive Corporation

                            Securities Class-Common Stock

                                         CUSIP Number-551146103

                             Event  Requiring Filing -November 2000

                              Filed pursuant to Rule 13d-1(b)

                             CUSIP  Number 551146103

                              Reporter- Kinetics Asset Management, Inc.
                              Tax ID#13-3878346

                               Place of Organization-New York

                                Number of Shares-sole voting power-152,015
                                Sole dispositive power-152,015
                                Amount beneficially owned-152,015


                                Percent of Class represented by above-5%

                                 Type of Reporting Person-IA

Name of Issuer-Lynch Interactive Corporation
Address of Issuer-401 Theodore Fremd Avenue,Rye,NY 10580

Name of Person Filing-Kinetics Asset Management, Inc.
Address -342 Madison Avenue, Suite 702, NY, NY, 10173
Citizenship-New York
 Securities Class-common stock, par value,$0.001/share

Filing re Section 240.13d-1(b) by investment adviser under Section 240.13d-1(b)(1)(ii)(E).
Amount beneficially owned-152,015 shares
Percent of class-5%
sole voting power-152.015 shares
shared power to vote or direct the vote-0
sole power to dispose/direct the disposition-152,015
shared power to dispose/direct the disposition-0

Certification pursuant to Section 240.13d-1(b):
 By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were not acquired and
are not held for the purpose of or with the effect of
 changing or influencing the control of
the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of
 my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date-January 11, 2001
Signature-Andrew M. Fishman
Title-Compliance Officer